M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

October 1, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

	Re:	InterCloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.) Registration Statement on Form S-1 File No. 333-185293

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), and with reference to the above referenced Registration Statement on Form S-1 (the “Form S-1”), please be advised that the Company undertakes to file with the Securities and Exchange Commission as soon as practicable an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and an amendment to the Company’s Current Report on Form 8-K, dated August 19, 2013, in each case incorporating the amendments previously discussed with the Staff in the Company’s correspondence with the Staff relating to the Form S-1.

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours, /s/ M. Ali Panjwani M. Ali Panjwani

cc:           Mr. Mark Munro